Exhibit 99.1

Tarena Announces Changes to Board Composition

BEIJING, February 23, 2022 /PRNewswire/ — Tarena International, Inc. (NASDAQ: TEDU) (“Tarena” or the “Company”), a leading provider of adult professional education and childhood & adolescent quality education services in China, today announced that Mr. Shengwen (Roy) Rong has been appointed as an independent director of the board of directors of the Company (the “Board”). Mr. Rong has also been appointed as the chairman of the audit committee of the Board, as well as a member of the compensation committee and the nominating and corporate governance committee. Mr. Arthur Lap Tat Wong will no longer serve as a director after the current term expires, which did not result from any disagreement with the Company. These changes will be effective on March 1, 2022.

Mr. Rong currently serves as an independent director and chairperson of the audit committees of the following public companies: China Online Education Group (NYSE: COE), BlueCity Holdings Limited (Nasdaq: BLCT), MOGU Inc. (NYSE: MOGU), and X Financial (NYSE: XYF), and as an independent director of Qudian Inc. (NYSE: QD). From February 2017 to September 2018, Mr. Rong served as the senior vice president and chief financial officer at Yixia Technology Co., Ltd, a leading live video broadcast and short-video platform in China. Prior to that, he served as the chief financial officer at Quixey, Inc. from 2015 to 2016, the chief financial officer at UCWeb from 2012 to 2014, and the chief financial officer at Country Style Cooking Restaurant Chain Co., Ltd, an NYSE-listed company, from 2010 to 2012. Mr. Rong received his bachelor’s degree in international finance from Renmin University in 1991, master’s degree in accounting from West Virginia University in 1996, and MBA degree from University of Chicago Booth School of Business in 2000. Mr. Rong is a Certified Public Accountant in the United States.

About Tarena International, Inc.

Tarena is a leading provider of adult professional education and childhood and adolescent quality education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers adult professional education courses in IT and non-IT subjects. Its adult professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers childhood and adolescent quality education programs, including computer coding and robotics programming courses, etc., targeting students aged between three and eighteen.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the impact of the COVID-19 outbreak; Tarena’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

For further information, please contact:

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn